Western Wind Energy Corp.

Management Discussion and Analysis

For the Year Ended January 31, 2007

September 6, 2007

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the audited financial statements of Western Wind Energy Corp. ("Western Wind" or the "Company") for the year ended January 31, 2007. All amounts are expressed in Canadian dollars unless otherwise stated.

This report, including the MD&A, may contain forward-looking statements, including statements regarding the business and anticipated future financial performance of the Company, which involve risks and uncertainties. These risks and uncertainties may cause the Company's actual results to differ materially from those contemplated by the forward-looking statements. Factors that might cause or contribute to such differences include, among others, market price, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward-looking statements. Investors are also directed to consider other risks and uncertainties discussed in the Company's required financial statements and filings.

Overall Performance

Corporate Summary

The Company owns two wind energy electrical generation facilities and is developing wind energy projects in California and Arizona. The Windridge generating facility in Tehachapi, California has a 4.5 MW rated capacity and the Mesa Wind Power generating facility near Palm Springs, California has a 29.9 MW rated capacity. In California and Arizona, the Company has purchased or leased land to build wind farms on and is continuing to carry out meteorological, environmental, geotechnical, permitting and zoning work to further the development of these properties into wind farms.

The Company is headquartered in Coquitlam, BC and has branch offices in Scottsdale, Arizona and Bakersfield, California. It is listed on the TSX Venture Exchange under the symbol "WND", and the OTC Bulletin Board trading on the Pink Sheets market under the symbol "WNDEF".

The Company has assembled a management team that is experienced in various aspects of the wind energy business, including but not limited to site evaluation, energy analysis, site acquisition, transmission, permitting and zoning, turbine selection, construction, environmental, operations and sales and marketing.

The Company operates through two wholly-owned subsidiaries that are responsible for the management of wind farms and the development of new energy projects. Aero Energy LLC ("Aero") is responsible for the development of the Windstar 120 MW Project and Windridge 9MW Redevelopment Project as well as the operation of the existing 4.5 MW Windridge wind farm. Verde Resources Corporation ("Verde") is responsible for the development of Arizona and California wind projects (excluding the Windstar 120 MW and Windridge 9 MW Redevelopment Projects) and the Mesa Wind 50 MW Redevelopment Project, as well as the operation of the existing 29.9 MW Mesa Wind Farm. Verde owns the Mesa Wind Farm through its wholly-owned subsidiary Mesa Wind Power Corporation ("Mesa Wind").

The Company employs five full time consultants and three part-time consultants to develop new wind farms and manage the Company. The Mesa Wind Farm and the Windridge Wind Farm are managed by Airstreams Maintenance Corp. that employs eight full time employees who operate and maintain the wind farms.

Operations

California-Windstar 120 MW

The Company owns 1,292 acres of land in the Tehachapi Pass Wind Park and has a transaction in escrow for the purchase of a further 77 acres of land in Tehachapi. Subsequent to the 2007 year end, the Company purchased 20 acres of land for US$75,000.

Parcels in excess of 40 acres are zoned for wind farm development and the smaller properties are being rezoned. Five meteorological towers have been erected to provide data for wind assessment reports to forecast electricity production and to site the turbine wind turbines to optimize electricity production.

The Tehachapi Pass Wind Park is one of the largest wind parks in the world with over 5,000 wind turbines generating over 705 megawatts of name plated capacity and producing over 1.4 billion kilowatt hours of electricity per year.

The Company is continuing to purchase property in Tehachapi since it is one of the most favorable regions to develop wind energy. California's electricity rates are among the highest in the United States and the State of California has mandated electrical utilities to supply 20% of their total retail electrical sales from renewable resources by 2010. The renewable portfolio standard will require 8,000 MW of new wind generation of which approximately 4,000 MW is expected to be developed in Tehachapi.

In Tehachapi, the mean-average annual wind speeds and frequency distributions are well documented due to the long history of wind energy in the area. Capacity factors in Tehachapi are in excess of 40% using modern wind turbines.

On March 8, 2005, the Company negotiated a power purchase agreement with Southern California Edison to supply the output from a 120 MW facility no later than December 31, 2008. The contract is subject to the Company acquiring turbines at prices less than $850 per kW and may be amended if turbine prices exceed that amount.

On April 9, 2006, a US$1 million letter of credit was issued to Southern California Edison to secure our performance pursuant to the Power Purchase Agreement.

On February 16, 2006, the Company made an application to the Federal Energy Regulatory Commission ("FERC") to require Sagebrush Partnership to provide transmission access to the Company for 50 MW to 120 MW of firm capacity. The Federal Power Act requires that transmission qualifying facilities provide access to public utilities and small independent power generators at costs that the qualifying facilities charge themselves for transmission. On April 28, 2006, FERC granted an order requiring Sagebrush Partnership to enter into an interconnection agreement with the Company subject to the negotiation of commercial terms. The Company received a final order on March 15, 2007 from the FERC confirming that the system impact study concludes that there is sufficient firm transmission capacity to satisfy our requirements and requiring Sagebrush Partnership to provide us access to the transmission line after a 33 MW allocation to one of the Sagebrush Partners. The order requires that the wind farm have Qualifying Facility status pursuant to Public Utilities Regulatory Policies Act of 1978 and that the parties submit within 30 days the interconnection and transmission agreement. On May 16, 2007, FERC granted to one of the Sagebrush Partners, the right to appeal the FERC decision.

If the Company is unable to obtain access to the Sagebrush Transmission Line, the Company is listed on Southern California Edison's queue for its new transmission line that is expected to be completed by 2010.

The Company incurs property taxes, liability insurance costs and mortgage interest of approximately US$70,000 per year plus incremental costs related to zoning and permitting, geotechnical, engineering and interconnection studies and legal fees related to transmission, power purchase and regulatory matters. The Company capitalized $222,632 in construction-in-progress at January 31, 2007.

The completion of the project is dependent upon the Company's ability to enter into a transmission agreement with Sagebrush Partnership, to obtain the necessary permitting and zoning, to complete satisfactory wind, environmental and geotechnical assessments, to purchase and arrange delivery of wind turbines to meet completion deadlines, to renegotiate the electricity price in the power purchase contract with Southern California Edison, to obtain development and construction approvals and to raise sufficient debt and equity capital to finance the construction of the project.

California-Windridge

On February 17, 2006, the Company completed the purchase of the Windridge assets that consisted of 192 acres of land in Tehachapi, 43 Windmatic turbines, a substation, and collection system and an assignment of a Power Purchase Agreement with Southern California Edison expiring on December 7, 2014 to deliver the output from 4.5 MW of capacity. The purchase price for the land, generating facilities and power purchase agreement was $952,133 (US$825,000) payable by $634,755 (US$550,000) on closing and a convertible secured note for $317,378 (US$275,000) with interest at 8% per year, due on February 17, 2008. The loan is convertible into common shares at a price of US$1.40 per share and is redeemable by the Company on thirty days notice. In addition, the Company capitalized $98,097 (US$84,999) in environment, surveying and legal fees incurred in connection with the purchase.

The allocation of the purchase price is as follows:
Land	$568,509
Generating facilities	447,098
Power purchase agreement	34,623
$1,050,230

The facility is operating below its rated capacity and management estimates that the wind farm will generate $96,696 (US$85,000) per year in revenues. From February 18, 2006 to January 31, 2007, the Windridge facility generated 1,447,778 kWh of electricity production and $95,032 (US$85,537) in revenues. Plant operating costs including operations and maintenance, electricity charges and property taxes amounted to $26,229 (US$23,056). Annual interest costs on the US$275,000 mortgage are $25,027 (US$22,000) per year and for the year ended January 31, 2007, interest expense amounted to $24,688 (US20, 975).

Management believes that the Windridge property can be redeveloped into a 9 MW generating facility. Southern California Edison has advised the Company to redevelop the existing transmission capacity of 4.5 MW and to add a further 4.5 MW of generation if transmission capacity is available. The Windridge 9 MW Redevelopment Project is at the early stage.

Mesa Wind Farm

On July 25, 2006, the Company acquired PAMC Management Corporation ("PAMC") for $15,294,760 (US$13,400,000) and changed its name to Mesa Wind. In addition, the Company incurred $240,899 (US$211,056) in costs related to the transaction. PAMC's primary asset is the Mesa Wind Farm located in the San Gorgonio Pass near Palm Springs, California. The assets included a right-of-way with the Bureau of Land Management, a power purchase agreement with the Southern California Edison Company, 460 wind turbines, collection system, substation, roads and a maintenance building. Since the Company acquired shares and the cost base for tax purposes is less than the fair value of the purchased assets, the Company recorded a future income tax liability of 5,945,238(US$5,051,179). At the acquisition date, the Company assumed an asset retirement obligation of $953,704 (US$875,106).

The Company allocated the purchase price at the date of acquisition as follows:
Generating facilities	$17,700,299
Land right of way	420,980
Goodwill	4,217,431
Power purchase agreement	34,242
22,372,952
Less:
Future income tax liability	(4,217,431)
Asset retirement obligation	(924,858)
15,534,623
Cash	1,036
$15,535,659

The wind farm is situated on 440 acres of land in the San Gorgonio Pass, 16 miles from Palm Springs, California. The Company has a right-of-way from the Bureau of Land Management for the exclusive use of the land for wind energy development. The right-of-way expires on January 26, 2013 and grants the leaseholder the right to enter into a new 30 year right-of-way if the agreement is not in default. The right-of-way grant provides for annual payments of US$78,478 per year.

The Power Purchase and Interconnection Agreement expire on June 10, 2010. It provides for the sale of electricity on an "as available electricity" basis at Southern California Edison's short-run avoided cost. The electricity production over the last five years has been in the area of 65 million kWh's per year.

The wind farm was constructed in 1984 and includes 460 Vestas V15 turbines. The Company entered into an agreement with Airstreams Maintenance Corporation ("AMC") to provide operations and maintenance services for the wind farm. AMC has extensive experience in operating and maintaining wind farms and overhauling wind turbines. The Company invested approximately US$500,000 in deferred maintenance in addition to normal operating costs of US$90,000 per month. The Company expects the major repairs to be less in the future since a preventative maintenance program has been implemented and deferred maintenance from prior years has been completed.

From July 25, 2006 to January 31, 2007, the Mesa Wind Farm generated 212,153,872 kWh of electricity and revenues of $1,499,408 (US$1,318,045). During this period, the Company incurred $1,038,267 (US$912,682) in plant operating expenses including the deferred maintenance costs described above..

The purchase was financed by a loan from Pacific Hydro of US$13.4 million. The loan bears interest at LIBOR plus 6%. The loan is the subject of a lawsuit with Pacific Hydro which is described under Legal Proceedings. Interest on the Mesa Acquisition Loan amounted $764,912 (US$674,764) from July 25, 2006 to January 31, 2007.

The Company has completed the environmental and archeological assessments that are required for a new right-of-way, has been short listed on the 2007 RFP for the sale of electricity to Southern California Edison and has engaged Windots, Inc. to complete a wind assessment study and to advise on the siting of the wind turbines. The Company capitalized $40,065 in construction-in-progress costs related to these activities.

Steel Park 15 MW Project

The Company entered into a power purchase agreement with Arizona Public Service ("APS") on May 4, 2005. On April 28, 2006, the Company entered into a joint venture agreement with Pacific Hydro to develop the Steel Park 15 MW facility through Steel Park, LLC, a limited liability company owned 51% by Pacific Hydro and 49% by Western Wind. The facility was scheduled to be completed on March 31, 2007, but the project was terminated by Pacific Hydro in September 2006 and, as a result of Pacific Hydro's actions, the project was not completed by March 31, 2007. APS terminated the power purchase agreement on April 7, 2007. As a result, the Company has incurred losses, including the write off of costs, totaling $5,013,722 related to Steel Park, LLC and the development of the Steel Park 15 MW Project during the year ended January 31, 2007.

The Company entered into a Turbine Supply Agreement with Mitsubishi Power Systems Inc. ("Mitsubishi") for the purchase of 15-1MW turbines. The contract required reservation payments of US$3.3 million that were made by the Company from the date that the Term Sheet was agreed upon to April 28, 2006. At April 28, 2006, the Turbine Supply Agreements and other collateral agreements with Mitsubishi were assigned to Steel Park LLC. At that date, Steel Park, LLC issued the Notice to Proceed to Mitsubishi and a letter of credit was provided by Pacific Hydro to secure the balance of the purchase price. The turbines were delivered in October 2006. Pacific Hydro secured its letter of credit by a first charge on the wind turbines and on Western Wind's capital account in Steel Park, LLC.

The Company completed the purchase of 1,128 acres of land near Kingman, Arizona for US$1,641,130. The purchase price was paid by purchase deposits of US$210,000, cash on closing of US$606,130 and a vendor mortgage of US$825,000 payable on June 7, 2007 with interest at 7% per year. On June 6, 2007, the Company borrowed US$412,500 from a significant shareholder and used the funds to make a principal payment of US$412,500. At that date, the vendors agreed to extend the term of the mortgage to December 7, 2007. The Company paid a renegotiation fee of US$21,000 to complete the transaction.

On November 30, 2006, the Company borrowed $630,000 from the spouse of an officer and director to complete the purchase of the property. The terms of the loan provide for interest to be paid at the rate of LIBOR plus 5.98%, the right to demand payment prior to maturity and a maturity of two years. In addition, the spouse of the officer and director received a bonus of 146,500 shares at a deemed price of $0.86 per common share.

The US$412,500 loan from the significant shareholder bears interest at 12% per year and 18% per year in the event of default. The loan is due on July 1, 2009 and is secured by a second charge on the property. In addition, the significant shareholder received a bonus of 119,000 shares at a deemed price of $0.75 per common share

Arizona-Steel Park Expansion

The Company has entered into a right-of-way for the use of 22,227contiguous acres of land, adjacent the Steel Park property, by the Bureau of Land Management, with a view of constructing a wind farm with up to 250 MW of generating capacity. The Company intends on completing a preliminary environmental assessment so that meteorological towers can be installed on the property and completing other due diligence activities to finalize development plans. The right-of-way is for three years and the fee is $22,227 per year. At the end of the term, the Company has the right to enter into a new right-of-way for 30 years.

California-New Projects

The Company entered into an agreement to acquire wind data for sites within California that may be developed into wind farms. The agreement provides for the payment of a fee of $1,000 per MW payable on completion of the project. These projects are at an early stage and the Company is carrying out preliminary due diligence to determine the feasibility of these sites for wind energy development.

Other Real Estate

The Company owns 800 acres by way of clear title in Arizona that the Company plans to sell or develop for commercial real estate purposes. It is recorded at a cost of $341,723.

Grand Manan 20 MW Project

The Company operated in New Brunswick through Eastern Wind. The development of the wind farm in New Brunswick commenced in the 2003 fiscal year, when Eastern Wind entered into a lease for 4,500 acres on Grand Manan Island on the coast of New Brunswick. The permitting and zoning of the property, environmental, geotechnical and wind studies were completed and only turbine selection and equity financing was required to commence construction of the wind farm.

The Company entered into a power purchase agreement with New Brunswick Power that required the 20 MW facility to be completed by October 31, 2006. In November 2006, New Brunswick Power terminated the power purchase agreement for breach of contract. As a result, New Brunswick Power called the $200,000 letter of credit and the Company has recorded a $200,000 liability to an unrelated party who provided security for the letter of credit.

During the year ended January 31, 2007, the Company incurred costs and wrote off its investment in construction-in-progress costs and property and equipment totaling $1,149,339 as a loss from discontinued operations.

On July 5, 2007, the Company entered into a letter of intent with UPC Wind Canada Inc. to sell certain assets for $250,000 payable by way of a non-refundable deposit of $75,000, paid on signing of the letter of intent, $75,000 on the completion of due diligence, one-third of the balance on the completion of the purchase agreement and the balance on closing. The initial deposit has been received.

Legal Proceedings

Mesa Acquisition Loan

On November 6, 2006, Pacific Hydro commenced a legal action to require the transfer of Mesa Wind to Pacific Hydro. The Company has filed a Statement of Defence and Counterclaim. Pacific Hydro provided a US$13.4 million loan that was used to acquire the common shares of PAMC Management Corporation that owned the Mesa Wind Farm.

The Company counterclaimed that Pacific Hydro has obstructed the Company from obtaining financing and prevented the loan from being repaid. The Company is demanding the right to repay the loan 180 days after the litigation with Pacific Hydro is settled and that Pacific Hydro be restrained from taking any action to realize upon its security until a final determination has been made by the Court. Management believes that the outcome of this lawsuit is indeterminable at this time.

Exclusivity Deed

The Exclusivity Deed was entered into on October 20, 2006 with Pacific Hydro in conjunction with their purchase of 666,666 units at $1.50 and their due diligence for a further investment. The Exclusivity Deed provided that the Company would not entertain financing from other parties until Pacific Hydro had completed its due diligence and decided whether or not it would make a further investment in the Company or until 45 days after a Turbine Supply Agreement was completed for the Grand Manan 20MW Project. In addition, the Exclusivity Deed described procedures for Pacific Hydro to make a further investment and for approval for the further investment by the TSX Venture Exchange and the Company's shareholders. The size of the further investment by Pacific Hydro was large enough that it would make Pacific Hydro a "control person" and the TSX approved the transaction on the basis that Pacific Hydro agreed to restrict their voting rights to 19.9% until the shareholders approved them as a control person. The Exclusivity Deed provided for Pacific Hydro to have a put option with respect to the future private placement, if Pacific Hydro was not approved by the shareholders as a control person at the Annual General Meeting.

Pacific Hydro entered into a subscription agreement with the Company on January 27, 2006. The subscription agreement did not provide for a put option and contained Pacific Hydro's acknowledgement that there were no other written or oral agreements with respect to the private placement.

At the Annual General Meeting, the disinterested shareholders did not pass the control person resolution and Pacific Hydro remained restricted to voting 19.9% of their shares. On October 31, 2006, Pacific Hydro tendered their shares to the Company. At that time, Pacific Hydro issued a press release that advised its intent to sell 4,333,333 shares.

On November 10, 2006, Pacific Hydro filed a Statement of Claim to require the Company to repurchase 4,333,333 units at a price of $1.50 per unit. The Company filed a Statement of Defense and Counterclaim.

The Company contends that the investment was made pursuant to the subscription agreement, in which Pacific Hydro acknowledged that there was no other written or oral agreement between the parties. The subscription agreement does not refer to any right that would require the Company to repurchase shares other than standard rescission provisions.

Management believes that the allegations made by Pacific Hydro in their Statement of Claim are without merit.

Alliance Agreement

On December 19, 2006, Pacific Hydro filed a Statement of Claim in Australia related to the interpretation of the Alliance Agreement. Pacific Hydro alleges that the Alliance Agreement prevents the Company from selling, leasing, developing or using the real estate owned by the Company without the participation of Pacific Hydro.

Management believes that there are no terms in the Alliance Agreement that would prevent the Company from selling or leasing the property to a third party or from obtaining financing using the property as security.

The Company filed a Statement of Defence and Counterclaim with respect to this action. The Australian Courts have agreed that the Company has the right to use the Tehachapi land as security for a loan. The Company offered Pacific Hydro the opportunity to participate in the development of the Windstar 120 MW Project and Pacific Hydro has accepted. There is a continuing dispute over the interpretation of the Alliance Agreement.

The Company believes that the Alliance Agreement requires the negotiation of a definitive joint venture agreement for each project and that each definitive joint venture agreement is subject to the approval of both parties. Pacific Hydro believes that they have a unilateral right to require the Company to enter into a joint venture agreement based on Pacific Hydro's interpretation of the Alliance Agreement. The Company further believes that a Special General Meeting of the Shareholders is required to approve any agreement with Pacific Hydro since they are a "control person". Management believes that the lawsuit is without merit.

Settlement Negotiations with Pacific Hydro

On June 8, 2007 the Company entered into negotiations to settle all outstanding issues between the parties and to provide for the cessation of all legal proceedings between the parties. Although the basic financial terms have been agreed to by both parties, settlement is subject to a definitive agreement. There can be no guarantee that a settlement will be reached between the Company and Pacific Hydro or that the final terms of the settlement will be favourable to the Company.

Other Legal Proceedings

Paul Woodhouse and Darlene Gillis, former directors and officers of Eastern Wind Power, are suing the Company for failure to issue certain bonus shares and incentive stock options. There can be no guarantee that a settlement will be reached or that the terms of any settlement will be favourable to the Company. However, management believes that the lawsuit is without merit.

The Company has sued Paul Woodhouse and Darlene Gillis for breach of fiduciary duties and negligence with respect to their duties as officers and directors of Eastern Wind.

Paul Woodhouse and Darlene Gillis are suing the Company and its chief executive officer for comments that they allege were made by the Company's chief executive officer on an Internet chat room. The parties have agreed upon the terms of a settlement agreement and are preparing legal documents to implement the settlement. Management does not believe that the settlement will have a material effect on the Company.

Tom Vihveln, a former director and officer of Eastern Wind, is suing Eastern Wind for the right to exercise incentive stock options to acquire 50,000 common shares of Western Wind at an exercise price of $0.80 per share and $6,000 for services rendered. The Company has filed a counterclaim for breach of fiduciary duties. Management believes that the lawsuit is without merit.

Michael Wystrach filed statements of claim in Pima County, Arizona and Vancouver, British Columbia seeking compensation for services rendered. The lawsuit was dismissed in Pima County and proceedings to re-instate the lawsuit were also dismissed. The Plaintiff appealed the decision to the Federal Court and a hearing is scheduled to be held in September 2007. On November 6, 2006, the plaintiff commenced a lawsuit in British Columbia on essentially the same basis as the action that was dismissed in Pima County, Arizona. Management believes that the lawsuits are without merit.

On July 9, 2007, Michael and Grace Wystrach filed a Statement of Claim with respect to the prepayment of a lease in Elgin, Arizona for $351,000. In the Statement of Claim, the plaintiffs claim that they were not paid the lease fee; and alternatively, if the plaintiffs were paid, the funds were unlawfully misappropriated by the chief executive officer. The Company will file a Statement of Defense. Management believes that the claims are without merit.

Development Strategy

General

The Company acquires and develops sites or existing wind farms based on the following criteria:

  Availability and access to transmission

  Superior wind resources to justify a commercial wind energy facility

  Permitting and zoning policies that allow wind farm development

  Satisfactory environmental and archeological studies

  Satisfactory terrain and geographic features that do not impede development

  Regional support of renewable energy

  Local political support for wind power development

  Adequate incentives at the federal and state levels

  High electricity prices

  Growing demand for electricity

Development activities are carried out by the Company's internal consultants as well as third party consultants who are experienced in assessing wind resources and completing the necessary development programs to build a wind farm.

The Company has decided to focus its efforts on developing its properties in California and Arizona since these States have renewal portfolio standards and relatively high energy prices.

Revenue Strategies

Revenue sources for wind farms situated in the US come from the sale of electricity, sale of green credits and the Federal Production Tax Credit. Electricity prices vary due to the demand for electricity, competing electricity sources and the support for renewable energy. Green credits are a developing market that is expected to evolve into a significant source of revenue. Federal Production Tax Credits are a federal tax credit of $0.02 per kWh plus inflation adjustments for ten years. The Federal Projection Tax Credits are scheduled to expire on December 31, 2008. Management believes that the Federal Tax Credit will be extended or that a green credit program will be established to provide renewable energy developers a similar benefit.

It is now common practice that power purchase agreements with utilities will include the purchase of green credits with the energy sales ("bundled energy").

The Company will continue to focus on markets that will provide the highest potential returns.

Financing Strategies

The Company plans to raise capital through institutional sources experienced in power project financing to finance the construction and operation of wind energy facilities. These financial sources are familiar with the operation of electrical generating facilities and their potential operating and construction risks. The amount of project debt that is available depends upon the projected cash flow, the existence of a long term power purchase contract with credit-worthy utilities, the wind assessment report, the identity of the turbine supplier and the general contractor and the interest rates existing when funds are drawn down.

In the US, power project financings generally use a limited liability corporation to secure tax equity financing and to monetize any tax benefits that cannot be used by the Company or its subsidiaries. The value of the tax losses resulting from accelerated depreciation and the production tax credits is a significant part of the cost of a wind farm project.

The Company plans to raise equity to finance the development of projects with a view of using a structure outlined above that would provide a reasonable return on equity on completion of the project and the highest leverage from project debt and tax equity investors.

Project and Contractual Obligations

The Company is affected by local, county, state or provincial and federal legislation concerning environmental, zoning, permitting and operating laws and regulations in the jurisdiction that the Company operates. The Company is in compliance with all laws and regulations, except for its requirement to file its annual audited statements and MD&A for the year ended January 31, 2007 with the BC Securities Commission and failure to file its 2007 Form 20F with the Securities and Exchange Commission.

The Company was late in filing its 2006 Form 20-F and the failure to file on a timely basis has resulted in the shares not being eligible for quotation on the OTC Bulletin Board. The shares are currently trading on the Pink Sheets. The Company intends on reapplying for a listing on the OTC Bulletin Board.

On June 8, 2007 the British Columbia Securities Commission issued a temporary Management Cease Trade Order prohibiting our directors, officers and insiders from trading in the securities of our Company because of our failure to file, within the prescribed period of time, our audited financial statements and MD&A for the year ended January 31, 2007 and the unaudited financial statements and MD&A for the three months ended April 30, 2007. This restriction will remain in place until our regulatory filings are brought up to date.

Windstar 120 MW Project

The Company's contract with Southern California Edison requires that the facility be completed by December 31, 2007 with an extension to December 31, 2008. The agreement can be cancelled if turbine prices increase above specified levels. The Company has posted a $1 million letter of credit that can be drawn on by Southern California Edison if the facility is not completed by December 31, 2008. The Company, however, has an option to extend the terms of the letter of credit without incurring any liability. The letter of credit is subject to the same cancellation privileges as contained in the power purchase agreement. The Company will be negotiating amendments to the power purchase agreement to reflect the higher cost of wind turbines and existing wholesale electricity rates. The Company is not currently aware of any other risks associated with the contract with Southern California Edison.

At January 31, 2007, the Company had mortgages on properties totaling $320,046 (US$271,918) payable in monthly payments of $6,065 (US$5,153) including interest at rates from 6.5% to 8.0% per year with maturities from 2009 to 2012.

The Company has a commitment to purchase 77 acres for US$250,000. The vendor has refused to close the transaction and the Company is suing for specific performance. The Company has placed US$25,000 in escrow and will require an additional US$50,000 on closing. The vendor is to provide a first mortgage of $175,000 repayable over two years with interest at 6.5% per year.

The Company is required to pay property taxes on its real estate holdings. For the year ended January 31, 2007 property taxes were $55,088 (US$48,425). The Company also maintains liability insurance on its properties and the amount allocated to the Windstar 120 MW Project was $12,469 (US$10,961).

Windridge 9 MW Redevelopment Project

The Company entered into an agreement on February 18, 2006 to purchase land, wind turbines, electrical infrastructure and an assignment of a power purchase agreement expiring on December 17, 2004 for US$825,000. The purchase was financed by a mortgage of $323,675 (US$275,000) with interest payable annually at the rate of 8% and principal due on February 18, 2008. The loan and accrued interest is convertible into common shares, at the option of the holder, at a price of US$1.40 per share and accrued interest is convertible at the closing price of the common shares at the date that the note is converted. The note is redeemable by the Company upon 30 days notice. Accrued interest at January 31, 2007 on the loan amounts to $24,688 (US$20,975) (2006-$nil). The loan is secured by a first charge on the land.

For accounting purposes, the loan is recorded at its fair value of $214,395 (US$186,154). The difference between the fair value and loan amount of $208,288 ($US$176,965) has been recorded as contributed surplus. The loan is being accreted so that the loan amount on maturity will equal the original balance and the difference between the fair value of the loan and the US$275,000 amount on origination of $208,288 (US$176,695) is being charged to interest expense over the term of the loan. During the year ended January 31, 2007, the Company accreted $99,008 (US$84,119).

The power purchase agreement provides for the sale of electricity on an "as available" basis at Southern California Edison's short run avoided cost. The power purchase agreement expires on December 7, 2014.

Airstreams Maintenance Corp. provides operations and maintenance services and charges us based on the time and materials supplied.

The Company is required to pay property taxes based on the assessed value of the real estate and improvements. The property taxes for the year ended January 31, 2007 were in the area of US$3,000.

Mesa Wind Power

Mesa Wind has a Standard Offer Power Purchase and Interconnection Agreement with Southern California Edison expiring on June 22, 2010 to sell electricity on an "as available" basis at Southern California Edison's short run avoided cost.

The Company is obligated to repay Pacific Hydro US$13.4 million plus interest at LIBOR plus 6%. The loan is secured by the shares of Mesa Wind Developers Corporation ("Mesa Wind") and a charge on all Mesa Wind's assets. At January 31, 2007, accrued interest on this loan amounted to $764,912 (US$674,674).

Mesa Wind has the exclusive right until January 26, 2013 to use 440 acres of land owned by the Bureau of Land Management near Palm Springs for a wind energy development. The right-of-way provides for lease payments of US$78,478 per year and the right to enter a new right-of-way, if the existing right-of-way is in good standing. Property taxes are approximately US$135,000 per year and liability insurance costs are approximately US$30,000 per year.

The Company has entered into an Operations & Maintenance Agreement with Airstreams Maintenance Corp. The contract provides for Airstreams to operate and maintain the Mesa Wind Farm for a fee equal to costs plus US$200,000 per year. The contract is automatically renewable with an escalation for inflation.

The Company has entered into an agreement to purchase four vehicles used by employees of Airstreams Maintenance Corp. in the operation of the Mesa Wind Farm. At January 31, 2007, the balance outstanding amounted to $79,191 (US$67,282).

Pacific Hydro commenced a legal action demanding the immediate transfer of the common shares of Mesa Wind to repay the US$13.4 million acquisition loan. If the Company is unable to repay the loan, it will lose its major source of revenue, its largest asset and the opportunity to redevelop the site (See Legal Proceedings).

Steel Park Project

During the year ended January 31, 2007, the Company completed the purchase of 1,128 acres of land near Kingman, Arizona. The purchase is financed by a first mortgage of US$412,500 payable to the vendors on December 7, 2007 with interest at 7% per year and a second mortgage of US$412,500 payable to a significant shareholder on May 31, 2010 with interest payable monthly at 12% per annum and at 18% after default. In addition, the significant shareholder received a bonus of 119,000 common shares at a deemed price of $0.75 per common share.

To complete the purchase of the Kingman land on December 6, 2006, the Company borrowed $630,000 from the spouse of an officer and director. The loan is unsecured and repayable on November 30, 2008 and interest is payable monthly at LIBOR plus 5.98%. In addition, the spouse of the officer and director received a bonus of 146,500 common shares at a deemed price of $0.86 per share.

Steel Park Expansion

The Company was granted a land right-of-way with the Bureau of Land Management for three years for the right to use 22,227 acres for the development of wind energy. Annual payments for the use of the property amount to US$22,227 per year. The Company is required to provide environmental reports to the Bureau of Land Management prior to the installation of meteorological towers on the property. If satisfactory due diligence is completed on the property, the Company will enter in to a 30 year right-of-way.

Grand Manan 20 MW Project

The Company provided a $200,000 performance bond to New Brunswick Power secured by a letter of credit provided by a third party. The contract required the project to be commissioned by October 31, 2006. New Brunswick Power terminated the agreement as at October 31, 2006. The Company has recorded a $200,000 liability to the third party who provided the security for the letter of credit. During the year ended, January 31, 2007, the Company incurred costs and wrote off its investment in construction-in-progress and property and equipment totaling $1,149,339.

Selected Annual Information

For the Years Ended January 31, 2007, 2006 and 2005
	2007	2006	2005
Total revenues	$1,594,440	$Nil	$Nil
Income (Loss) before discontinued operations	$(5,559,547)	$(4,719,358)	$(2,595,956)
Net income	$(11,722,608)	$(5,114,221)	$(2,913,059)
Loss per share, basic and diluted	$(0.50)	$(0.30)	$(0.21)
Total assets	$30,574,474	$12,347,093	$3,794,839
Dividends declared and paid	$-	$-	$-

Results of Operations

Revenues

The Company acquired two operating wind farms during the year ended January 31, 2007. On July 25, 2006, the Company acquired the 29.9 MW Mesa Wind Farm and on February 18, 2006, the Company acquired the 4.5 MW Windridge Wind Farm. From July 25, 2006 to January 31, 2007, the Mesa Wind Farm generated $1,499,408 (US$1,318,045) in revenues. The Windridge Wind Farm generated $95,032 (US$85,537) in revenues from February 18, 2006 to January 31, 2007. Total revenues for the year ended January 31, 2007 amounted to $1,594,440 (US$1,401,582).

Plant Operating Costs

Plant operating costs include operations and maintenance costs, property taxes, right-of-way fees, insurance and electricity costs. The Mesa Wind Farm plant operating costs from July 25, 2006 to January 31, 2007 amounted to $1,038,267 (US$1,007,371 and the Windridge Wind Farm plant operating costs from February 18, 2006 to January 31, 2007 amounted to $26,228 (US$23,056). Total plant operating costs amounted to $1,064,495 (US$1,030,427).

Amortization

Amortization increased from $31,398 for the year ended January 31, 2006 to $1,418,075 for the year ended January 31, 2007.During the year ended January 31, 2007, the Company completed the acquisition of the Mesa Wind Farm and the purchase of the Windridge Wind Farm. At January 31, 2007, the purchase price allocation, based on machinery, equipment and intangible appraisals and estimates of asset retirement obligations, resulted in increases to assets as follows:
	Windridge	Mesa Wind	Total
Land	$568,509	$-	$568,509
Land right-of-way	-	434,111	434,111
Generating facilities	447,098	18,252,367	18,699,465
Power purchase agreement	34,623	35,310	69,933
	$1,050,230	$18,721,788	$19,772,018
Amortization	$32,551	$1,328,896	$1,361,447

The amortization for these assets amounted to $1,361,447 and the balance of the increase is related to the purchase of meteorological towers for the Windstar 120 MW Project and vehicles for Mesa Wind.

Asset Retirement Obligation

During the year ended January 31, 2007, the Company purchased the Mesa Wind Farm. The grant of right-of-way with the Bureau of Land Management requires that the turbines and foundations be removed at the termination of the lease. The Company provided for an asset retirement liability of $953,704 (US$810,284) and accreted the liability by $79,296 (US$64,856) to increase the asset retirement liability to $1,030,000 (US$875,106).

Bonuses

At the 2005 Annual General Meeting, the shareholders approved the payment of bonuses to Jeff Ciachurski, the chief executive officer and a director of the Company, of $700,000 and to Michael Boyd, an officer and director of the Company, of $300,000. The bonus to Michael Boyd was paid by the issue of 182,930 shares at a deemed price of $1.64 per share. The bonus payable to Jeff Ciachurski will be paid by the issue of 426,829 shares to Jeff Ciachurski at a deemed price of $1.64. The shares are subject to an escrow agreement over the period from May 30, 2005 (the date of grant) to October 31, 2007, as such $334,080 of the bonuses has been expensed in the year ended January 31, 2007 and $582,000 of the bonuses have been expensed in the year ended January 31, 2006, and the remainder, which totals $83,920, will be amortized to expense during the years ending January 31, 2008.

Communications

Communication expenses for the year ended January 31, 2007 decreased from $283,664 to $27,219 as a result of reduced investor relations activities.

Consulting and directors' fees

Consulting and directors' fees increased from $448,549 for the year ended January 31, 2006 to $798,775 for the year ended January 31, 2007. The major reasons for the increase include the increase in monthly compensation to Cash Long, an officer and director of the Company, the contracting of a legal consultant to assist with the negotiation and documentation of the legal agreements, negotiation of settlements with Pacific Hydro and providing advise on other law suits that the Company is involved in and increases in compensation to the chief financial officer commencing in September 2006.

Foreign Exchange Loss

The foreign exchange loss increased from $38,339 for the year ended January 31, 2006 to $536,996 for the year ended January 31, 2007. The foreign exchange losses resulted from the decrease in the value of the Canadian dollar and the increase in US dollar debt financing for the Mesa Wind Farm and the loans payable from the purchase of US real estate.

Interest and Accretion on Long Term Debt

Interest and accretion on long term debt increased from $104,220 for the year ended January 31, 2006 to $946,304 for the year ended January 31, 2007. The increase results from the interest accrued on the Mesa Wind acquisition loan payable from Pacific Hydro of $764,912 (US$674,764) and the accretion of the fair value of the conversion option provided for in the Windridge Acquisition Loan of $99,008.

Management Fees

The compensation of the chief executive officer increased from $131,725 for the year ended January 31, 2006 to $417,723 for the year ended January 31, 2007 as approved by the Board of Directors.

Professional Fees

Professional fees have increased from $373,312 for the year ended January 31, 2006 to $1,013,673 for the year ended January 31, 2007. The increase results from higher audit fees, the cost of using an accounting firm to provide accounting services, legal fees to defend against the law suits by Pacific Hydro, Paul Woodhouse and Darlene Gillis and Michael Wystrach and to initiate a lawsuit against Paul Woodhouse and Darlene Gillis, legal fees related to FERC applications to obtain access to the Sagebrush transmission line, legal and accounting costs related to the completion of the 2006 20F and restatement of the financial statements for the year ended January 31, 2006.

Loss From Discontinued Operations

During the year ended January 31, 2007, the Company incurred losses of $6,163,061 from the discontinuance of the Grand Manan 20 MW Project and the Steel Park 15 MW Project.

The Company's operations in New Brunswick were terminated as a result of the cancellation of the power purchase agreement with New Brunswick Power. As a result, the Company incurred costs including the write offs of construction-in-progress costs and property and equipment totaling $1,149,339.

The Company discontinued the development of the Steel Park 15 MW Project that was to be developed in a joint venture with Pacific Hydro. Pacific Hydro advised the Company in September 2006, that it did not wish to proceed with the project and on April 10, 2007, Arizona Public Service terminated the power purchase agreement. During the year ended January 31, 2007, the Company wrote off $5,013,722 in construction-in-progress costs and operating costs related to the project.

Construction-in-Progress

The Company is involved in the development of the Windstar 120 MW Project, the Mesa 50 MW Redevelopment Project and Windridge Repowering Project. The construction-in-progress costs are summarized as follows:

2007
	Windstar	Mesa Wind
	120 MW	50MW	Total
Balance, beginning of year	$98,529	$-	$98,529
Additions	124,103	40,065	164,168
Balance, end of year	$222,632	$40,065	$262,697

Summary of Quarterly Results

		Loss Before	Loss	Loss Per Share
	Total	Discontinued	For The	Basic
	Revenues	Operations	Quarter	and Diluted
January 31, 2007[1,3]	$694,668	$(1,683,212)	$(6,910,189)	$(0.29)
October 31 2006[1,3]	$861,471	$(2,806,422)	$(3,742,506)	$(0.16)
July 31, 2006[1,3]	$20,595	$(382,472)	$(382,472)	$(0.02)
April 30, 2006[1,3]	$17,706	$(687,441)	$(687,441)	$(0.03)
January 31, 2006[1,3]	$Nil	$(2,347,802)	$(2,347,802)	$(0.14)
October, 31 20051,,2, ,3	$Nil	$(1,249,085)	$(1,249,085)	$(0.07)
July 31, 20051,, [2,3]	$Nil	$(1,024,667)	$(1,024,667)	$(0.06)
April 30, 2005[1,3]	$Nil	$(492,667)	$(712,861)	$(0.03)
January 31, 2005[1,3]	$Nil	$(712,681)	$(603,527)	$(0.04)
October, 31 2004[1,3]	$Nil	$(861,266)	$(861,266)	$(0.06)
July31, 2004[3]	$Nil	$(732,361)	$(732,361)	$(0.05)
April 30, 2004[3]	$Nil	$(666,670)	$(666,670)	$(0.05)

1 These amounts have been restated because, subsequent to October 31, 2006, we identified errors in the recording of stock based compensation for the years ended January 31, 2005 and 2006 and for the nine months ended October 31, 2006. The amounts omitted the calculation of stock based compensation omitted the effects of the issue of 250,000 stock option on September 4, 2004 with an exercise price of $1.40 per share and the effects of the issue of 100,000 stock options on March 16, 2005 with an exercise price of $1.43 per share.

2 July 31 and October 31, 2005 amounts have been restated because the management share bonuses granted on May 30, 2005, during the second quarter were originally expensed in full during the third quarter. In the fourth quarter, the bonuses were adjusted to be amortized over their vesting period, from May 30, 2005 to October 2007, thus resulting in a restatement of the July 31, 2005 and October 31, 2005 figures.

3October 31, 2006 amounts have been restated for discontinued operations.

Liquidity and Capital Resources

As at January 31, 2007, the Company had a working capital deficiency of $18,841,732 compared to a surplus of $5,278,346 at January 31, 2006. The funds were used to purchase the Mesa Wind Farm for $15,535,659 (US$13,611,056), finance construction-in-progress costs incurred during the period of $3,176,992, to provide security for the letter of credit for Southern California Edison of $1,177,000 (US$1,000,000), to repay the loan from a related party of $366,239 and to finance operations. The Company borrowed $15,771,800 from Pacific Hydro to acquire the Mesa Wind Farm. Since the loan was due on December 31, 2006, it is a reduction in working capital. At January 31, 2007, the Company's cash position was $42,506.

The Company has real estate interests in Tehachapi and in Arizona. The Tehachapi property can be leased to other wind developers and would generate lease income for the Company. Some of it could be developed for residential purposes or continued to be used for farming activities. Pacific Hydro commenced a lawsuit that states that they believe that we are unable to sell, lease or mortgage our real estate without their participation. The description of the lawsuit is detailed under Legal Proceedings.

If the Company is unable to raise equity capital to develop its wind properties, it could enter into joint ventures with larger wind developers that have greater capital resources. The corporate expenses are being reduced by the costs of the Steel Park 15MW Project discontinuance and other discretionary costs until the dispute with Pacific Hydro is resolved.

During the year ended January 31, 2007, New Brunswick Power and Arizona Public Service terminated power purchase agreements and the Company wrote off its investments in these projects and incurred losses totalling $6,163,061.

The Company is the subject of several lawsuits with Pacific Hydro as detailed in Legal Proceedings. If the Company is not successful in its lawsuits or settlement, Mesa Wind may be transferred to Pacific Hydro to repay the US$13,400,000 acquisition loan, Pacific Hydro may have the right to put 4,333,333 common shares of the Company at a price of $1.50 per share and the Company may be required to joint venture wind projects in Riverside and Kern Counties, California and Mohave County, Arizona with Pacific Hydro.

The Company's recurring losses and working capital deficiency, the uncertainty as to the ability of the Company to raise funds to repay Pacific Hydro and the lawsuits with Pacific Hydro and other parties raise substantial doubt about the Company's ability to continue as a going concern. Management plans on raising capital to repay the Pacific Hydro loan and to develop and construct wind energy projects.

The Companies contractual obligations are as follows:
		Less Than	One to	Three to	Over Five
	Total	One Year	Three Years	Five Year	Years
Long term debt	$18,001,665	$17,456,429	$384,235	$114,919	$46,082
Land right-of-way-payments	705,031	118,530	355,589	230,912	-
Purchase obligations 1	264,825	58,850	117,700	88,275	-
Total contractual obligations	$18,971,521	$17,633,809	$857,524	$434,106	$46,082

1 The Company has entered into an agreement to purchase land in Tehachapi, California for US$250,000. The purchase agreement provides for a deposit of US$25,000 which has been paid into escrow, $50,000 to be paid on closing, $100,000 to be paid in one year after closing and $175,000 to be paid two years after closing.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements at this time.

Critical Accounting Estimates

Since a determination of many assets, liabilities, revenues and expenses is dependent upon future events, the preparation of consolidated financial statements requires the use of estimates and assumptions which have been made using careful judgment. The critical accounting estimates are as follows:

  The Company has amortized the cost of its generating facilities, equipment and power purchase agreements over their estimated useful lives.

  The Company has recorded stock-based compensation using the Black-Scholes Option Pricing Model that requires an assumption of the expected lives of stock options granted to employees and consultants.

  The Company has allocated the value of a conversion option using the Black-Scholes Option Pricing Model that requires an assumption on the expected life of the conversion option. The difference between the loan amount and the value of the conversion option is being accreted over the term of the loan.

  The Company has recorded an asset retirement obligation, based on estimates of the cost to remediate the Mesa Wind Farm at a future date.

  The Company has performed impairment testing on the amount recorded as goodwill. In performing its impairment test, management made estimates of cash flow, rates of return, interest rates and project costs and made assumptions regarding the completion of the project.

  The Company has allocated the purchase price of acquisitions to property and equipment and goodwill and other intangible assets based on the estimated fair market values of assets and liabilities acquired.

Initial Adoption and Changes in Accounting Policies

As a result of the acquisition of Mesa Wind, the Company, established an asset retirement obligation that records the estimated cost to remediate leased property used for wind farms and allocates the remediation cost over the expected useful life of the wind farm.

The Mesa Wind acquisition also required the Company to allocate the purchase price to the assets and liabilities acquired at their appraised values and to record future income tax liabilities created as a result of the difference between the cost bases of the assets for tax purposes and accounting purposes.

The Company issued debt that provided the holder the right to convert the debt into common shares. The Company has valued the conversion option using the Black-Scholes Option Pricing Model and is accreting the difference between the loan amount and the fair value of the conversion option over the term of the loan.

The Company discontinued the proposed construction of the Grand Manan 20 MW and Steel Park 15 MW Generating Facilities. The results of operations, assets, liabilities, expenses, write-offs and cash flows have been segregated and recorded as discontinued operations.

The recognition of Mesa Wind as a self sustaining foreign operation has resulted in a foreign exchange gain from the date of acquisition to January 31, 2007. This foreign exchange gain has been recorded as cumulative foreign currency translation in shareholders' equity.

Transactions with Related Parties:

The following expenses were accrued/paid during the year to directors, officers, a significant shareholder and the spouse of a director of the Company:

	2007	2006	2005
Consulting and directors' fees	$689,219	$367,485	$172,335
Bonuses	334,080	920,687	-
Management fees	417,723	131,725	142,200
Office and secretarial	36,000	37,000	30,000
Rent	35,559	26,000	-
Travel and automotive	33,826	34,139	35,415
Financing costs	142,014	256,935	-
Interest	774,498	98,407	-
Discontinued operations	-	91,157	-
	$2,462,919	$1,963,535	$379,950

  On November 30, 2006, the spouse of an officer and director loaned the Company $630,000 to provide funds to purchase the Kingman, Arizona land (note 9). The loan bears interest at LIBOR plus 5.98% and matures in two years. In addition, the spouse of the officer and director received a bonus of 146,500 common shares at a value of $0.86. Interest accrued on the loan for the year ended January 31, 2007 amounts to $6,886.

  For the year ended January 31, 2007, the chief executive officer and director of the Company received a bonus of $237,723 and an officer of a subsidiary and director received a bonus of $52,904 (US$46,505).
  Pacific Hydro, the owner of approximately 23% of the common shares of the Company, provided a loan of $15,771,800 (US$13,400,000) to acquire Mesa Wind Power (note 9). The loan bears interest at LIBOR plus 6% and is repayable on December 31, 2006. Interest accrued on the loan for the period ending January 31, 2007 amounted to $747,412 (US$674,764).
  As at January 31, 2007, subscriptions receivable (received) from the spouse of a director of the Company is $nil; (2006-$129,100 (2005-$20,000)). On December 5, 2006, the spouse advanced the Company $630,000 and repaid the subscription receivable.
  During the fiscal year ended January 31, 2007, bonuses totalling $nil (2006-$1,000,000; 2005-$nil) were awarded to two directors and officers of the Company. The 2006 bonus was settled through the issuance of 182,930 shares and 426,829 shares to be issued. Once issued, the shares will be held in escrow and are to be released, subject to the recipient's continued service as a director or employee of the Company, over the period to October 26, 2007. Accordingly, an amount of $334,080 (2006 - $582,000; (2005-$nil) has been expensed in the year-ended January 31, 2007 and $83,920 (2006-$418,000) has been deferred and will be amortized to expense pursuant to the terms of the agreement.
  A shareholder provided a loan of $657,250 (US$550,000) to the Company at an interest rate of 18% plus the issue of 82,500 bonus shares at a value of $1.60 per share. Interest charged on the loan totalled $7,436 (US$6,537) (2006-$49,254 (US$40,851); 2005-nil). The loan was repaid in February 2006.
  During the fiscal year ended January 31, 2006, the spouse of an officer and director provided security for a US$500,000 letter of credit to Southern California Edison. The agreement provided for financing fee of 12% per year applied to the principle amount of the letter of credit and the issuance of 83,290 bonus shares at a value of $1.50 per share. Interest charged on the letter of credit totalled $16,024 (US$14,086); (2006-$49,153 (US$40,767)). The letter of credit was replaced on April 6, 2006.

Related party transactions are measured at the exchange amount, which is the consideration established and agreed to by the related parties, unless otherwise noted.

Announcements for the Period Under Review-Year Ended January 31, 2007

On February 13, 2006, the Company announced that it had obtained a listing on the NASDQ Over-the-Counter Bulletin Board under the listing "WNDEF".

On February 27, 2006, the Company announced that it had completed the purchase of the Windridge Wind Farm consisting of 192 acres of land and 43 Windmatic turbines and the assignment of an RS01 power purchase agreement with Southern California Edison expiring in 2014. The purchase price was US$825,000 payable by US$550,000 on closing and US$275,000 by a way of a two year mortgage payable to the vendor. The mortgage is convertible into common shares at $1.40 per share and bears interest at 8% per year, interest payable annually. The interest is payable by the issue of common shares at the stock price at the date that the holder elects to accept payment in common shares.

On February 27, 2006, the Company announced that it would re-price the 400,000 stock option granted to Steve Mendoza, Executive Vice President and Chief Engineer of the Company from $2.40 per share to $1.74 per share.

On March 20, 2006, the Company announced that it had signed a Turbine Supply Agreement with Mitsubishi Power Systems for the delivery of 15-1MW wind turbines for the Steel Park Project.

On May 1, 2006, the Company announced that the FERC had issued a decision requiring that the Company be provided access to the Sagebrush transmission line in California. The Sagebrush Partnership and the Company have 28 days to negotiate the transmission agreement or FERC will establish the terms of the agreement. This will enable the Company to commence development of its 120 MW Windstar Project.

On May 4, 2006, the Company announced that Arizona Public Service had intended to increase its electricity purchases from 15 MW to 40 MW's and extend the term from 10 years to 15 years.

On May 15, 2006, the Company announced that it would appoint two new directors. Robert Grant, the CEO of Pacific Hydro was appointed immediately, and Kevin Holmes, the chief operating officer and chief financial officer of Pacific Hydro, will be elected at the next Annual General Meeting.

On June 19, 2006, the Company announced that a Management Cease Trade Order was issued by the British Columbia Securities Commission for failing to provide its audited financial statements by May 31, 2006. This order prevented management and insiders from trading in the Company's stock during the period of the order.

On June 30, 2006, the Company announced that it was sponsoring the TD Canada Trust Vancouver International Jazz Festival from June 23, 2006 to July 2, 2006.

On June 30, 2006 and July 14, 2006, the Company announced that the Management Cease Trade Order was still in effect and that the audited financial statements were going to be late for filing.

On July 25, 2006, the Company announced that it had completed a Plan of Merger with PAMC Management Corporation ("PAMC"), AltaMesa Energy LLC, Mesa Wind Developers, Enron Wind Systems LLC, Zond-PanAero Windsystem Partners I, and Zond-PanAero Windsystem Partners II, and Mesa Wind Power Corporation ("Mesa Wind") regarding the acquisition of certain assets and rights relating to two wind farms located in Riverside County, California. The acquisition comprises certain independently owned assets, including, Rights of Way from the Bureau of Land Management, a power purchase agreement with Southern California Edison ("SCE"), rights under an Interconnection Facilities Agreement with SCE, roads, substations, other infrastructure, 460-V-15 Vestas wind turbines, as well as, all of the outstanding shares of PAMC Management Corporation (collectively, the "Mesa Wind Project"). In addition, Mesa Wind would be merged with PAMC, with PAMC being the surviving corporation. Mesa Wind has been incorporated by Western Wind Energy, as a wholly owned subsidiary, in order to facilitate the merger with PAMC. After the acquisition PAMC changed its name to Mesa Wind.

Pacific Hydro provided a short-term loan of US $13,400,000 to facilitate the acquisition. The interest rate for the loan was set at the 30-day LIBOR rate plus 6%. Interest will accrue daily based on a 365 day year and will be payable on the Maturity Date. The assets comprising the Mesa Wind Project as well as all of the issued and outstanding shares of PAMC secure the loan. The Company announced that it intended to repay the loan from proceeds of a private placement (the "Loan Repayment Private Placement") once the management cease trade order was lifted. Pacific Hydro had the right (but no obligation) to subscribe for securities pursuant to the Loan Repayment Private Placement.

The maturity date of the loan was set at the earlier of:

  if Pacific Hydro elected to participate in the Loan Repayment Private Placement, 10 business days after disinterested shareholder approval no later than September 30, 2006 was obtained for such participation at the Company's annual general meeting; and

(b) if Pacific Hydro elects not to participate in the Private Placement or, if Pacific Hydro elects to participate in the Loan Repayment Private Placement and shareholder approval is not obtained at the AGM, December 31, 2006.

If Pacific Hydro participated in the Loan Repayment Private Placement and if shareholder approval is not obtained at the AGM, the Company, (if unable to otherwise repay the loan), was to transfer one half of its ownership interest in the Mesa Wind Farm to Pacific Hydro in full satisfaction of 50% of the balance owing under the loan on the date of transfer. If the Company failed to repay the remaining half of the Loan by December 31, 2006, the Company was to transfer its remaining ownership interest in full and final satisfaction of the loan. The Company could repay the loan or any part of the loan at any time without penalty or bonus.

On September 7, 2006, the Company issued an information circular that disclosed that the Company was nominating five directors. No Pacific Hydro representatives are among the directors that have been nominated.

On September 7, 2006, the Company also announced that its audited financial statements for the year ended January 31, 2006 had been filed. In addition, the Company announced that it was negotiating a non-brokered private placement comprising of a combination of common shares and Series 1 Class A preference shares that will be used to repay the loan granted by Pacific Hydro in connection with the acquisition of the Mesa Wind Project described in the press release dated July 25, 2006. The Preference Shares would be non-voting and redeemable upon the Company providing 30 days notice to the holder, after December 31, 2006, and upon providing 60 days notice.

On September 25, 2006, the Company announced the appointment of V. John Wardlow to the Board of Directors. The Company also announced that it had granted 850,000 stock options exercisable at a price of $1.23 for a period of five years to certain consultants, directors and related parties.

On October 24, 2006, the Company announced that it has established a strategic site acquisition plan to acquire the rights to approximately 30 potential sites in the State of California with the assistance of Richard Simons from Windots, Inc., a leading US meteorological consulting firm that has sited over 4,000 wind turbines in the United States.

On October 26, 2006, the Company announced its intention to raise $7.2 million in equity through the issue of 6 million units at a price of $1.20 per unit. Each unit is to consist of one share and one share purchase warrant entitling the holder to purchase one share at a price of $1.30 per share for a two-year period. The proceeds of the financing are to be used to acquire land in California.

The Company also announced its intention to raise a further US$14 million in long term debt financing to repay the loan from Pacific Hydro of US$13.4 million plus accrued interest.

On October 26, 2006, Pacific Hydro issued a press release stating that it is requiring the Company to repurchase 4,333,333 common shares at a price of $1.50 per share as a result of their failure to obtain voting rights commensurate with their share ownership at the Annual General Meeting. The Company has stated that Pacific Hydro does not have the right to require the repurchase of these shares.

On October 27, 2006, the Company responded to the press release made by Pacific Hydro. Pacific Hydro is the largest shareholder with approximately 23% of the common shares. At the Annual General Meeting, the disinterested shareholders exercised their right not to allow Pacific Hydro to vote more than 19.9% of their shares. Although, Pacific Hydro lost the control person resolution, it is still able to carry shareholder resolutions through the voting of 19.9% of their shares.

On November 7, 2006, the Company issued a news release to respond to two news releases published by Stockwatch dated November 7, 2006. The Company received a Statement of Claim from Michael Wystrach in the British Columbia Supreme Court. Mr. Wystrach has sued the Company in the State of Arizona and the judge decided that there was no merit to the case and dismissed it. Mr. Wystrach appealed the case to the US Federal District Court and the case was again dismissed.

On November 13, 2006, the Company announced that it had acquired the right of way from the Bureau of Land Management for 22,227 acres near Kingman, Arizona. The right of way entitles the Company to test and evaluate the property for a three year period and to convert the right of way to a 30 year production lease.

The Company also announced that the spouse of a director will loan the Company $630,000 at an interest rate of LIBOR plus 5.98% payable monthly. The lender will receivea bonus of 146,500 common shares at a deemed price of $0.86 per share.

The Company received Statements of Claim from Pacific Hydro on November 10, 2006, November 14, 2006 and December 19, 2006. The contents of these documents are described under Legal Proceedings.

On November 14, 2006, the Company issued a news release to respond to Statements of Claim filed by Pacific Hydro against the Company.

On November 29, 2006, the Company announced that it had filed a Statement of Defence and a Counterclaim with respect to one of the lawsuits initiated by Pacific Hydro. The Company alleged that Pacific Hydro had been "unlawfully, dishonestly, unfairly and unethically" in its dealings with the Company. Pacific Hydro interfered with the Company's efforts to raise equity and debt financing to repay the Mesa Loan of US$13.4 million plus accrued interest as described previously. The Company announced its intentions to seek damages of $25 million plus punitive damages.

On December 5, 2006, the Company completed the purchase of 1,128 acres near Kingman, Arizona for US$1,641,130. The purchase price was paid by the two non-refundable deposits of US$105,000 each, a cash payment of US$603,476 and vendor financing of US$825,000 due on June 6, 2007 with interest at 7%.

On January 4, 2007, the Company announced that it had closed the second tranche of a non-brokered private placement. The Company issued 20,000 units at a price of $1.20 per unit. Each unit consisted of one common share and one share purchase warrant. The warrants entitled the holders to purchase one common share over a two year period at a price of $1.30 per share until December 31, 2008.

On January 15, 2007, the Company announced that it had agreed to settle debts totaling approximately $85,500 with certain creditors by the issuance of 106,875 common shares at a deemed price of $0.80 per share in full settlement of the debts. These shares were issued subsequent to January 31, 2007.

On January 24, 2007, the Company announced that it has negotiated a non-brokered private placement of up to 650,000 units at a price of $0.90 per unit for total gross proceeds of approximately $585,000. Each unit was to be comprised of one (1) common share and one (1) share purchase warrant. Each warrant entitled the holder to purchase one (1) additional common share for a period of two years at a price of $1.05 per share. The Company paid a finders' fees with respect to certain of the placees comprising a combination of cash (10% of subscription amount) and share purchase warrants (10% of the number units placed). Any warrants issued pursuant to the finders' fee will have the same terms as the warrants comprising the units.

Subsequent Events

On February 20, 2007, the Company announced that it is in discussions with an International consulting firm regarding the development by Western Wind Energy Corporation of over 1,000 MW's of wind energy development in a large Asian country.

On February 26, 2007, the Company announced that it had closed the non-brokered private placement announced in the Company's news release of January 24, 2007. The Company issued 732,000 units at a price of $0.90 per unit. Each unit was comprised of one common share and one share purchase warrant. Each warrant entitled the holder to purchase one common share at a price of $1.05 per share until February 23, 2009. The hold periods for the units and the underlying securities expired on June 24, 2007. In connection with the private placement, the Company paid to an arm's length registered dealer a finder's fees totaling $37,710 and brokers' warrants to acquire 42,000 common shares of the Company.

On February 27, 2007, the Company announced that it sent a delegation to Melbourne, Australia, to discuss a settlement proposal sent to the Company, by Pacific Hydro Limited.

On March 6, 2007 the Company announced that it met with a representative of Pacific Hydro in Melbourne, Australia to discuss the settlement. The Company stated that it would provide a settlement documentation package to Pacific Hydro that was to include the repayment of the Mesa Acquisition Loan of US$13.4 million plus accrued interest, the liquidation of the Mitsubishi Turbines and the allocation of proceeds to each party based on their total investment in the turbines or in the alternative full payment to each party of its total investment if the other party utilizes the turbines for its own projects, assistance to Pacific Hydro by completing a secondary offering of Pacific Hydro's shares of the Company. On June 8, 2007, the Company commenced negotiations to settle all legal proceedings between the parties.

On March 29, 2007, the Company announced it has entered into an investor relations agreement with Ascenta Capital Partners Inc. ("Ascenta"). In consideration of Ascenta providing investor relations services to the Company is to pay to Ascenta a monthly fee of $5,500 and reimburse Ascenta for certain out of pocket expenditures. The investor relations services include assisting in the development and implementation of an investor relations program, analyzing the Company, its industry and peers, to identify audiences, channels and communication strategy; and communicating with retail broker contacts to enhance recognition, increase awareness and interest in the Company. In addition, the Company agreed to grant 250,000 options to Ascenta, exercisable at a price of $1.10 per share in accordance with the Company's stock option plan. The options expire 5 years from the date of grant and the options vest 25% on the date of grant and 25% every six months after the date of the grant. The term of the agreement is for one (1) year.

On May 23, 2007, the Company announced that:

  April 2007 energy production from all its projects has exceeded 8 million kilowatt hours for the month of April. This monthly production record translates into monthly revenues of approximately CDN $700,000.00 for April.
  On April 18, 2007, the Company, through its US legal counsel, submitted a comprehensive settlement proposal to Pacific Hydro.
  Western Wind Energy has hired Rodney Dees as Senior Vice President, Project Development and Construction. Rod Dees is a wind energy construction executive who has directly managed the construction of over 1,000 megawatts of wind energy projects throughout the world including projects for Zond Wind Systems, Cannon Wind Power, Enron Wind Systems and GE Energy.

On May 28, 2007 the Company announced that:

  It was in advanced discussions with an investor group to purchase 6 million units of the common shares of Western Wind Energy at $0.90 per unit. Each unit would be comprised of one (1) share at $0.90 and a warrant entitling the holder to purchase one (1) additional common share at a price of $1.05 for two (2) years. The use of proceeds was to be used for the acquisition of technical information, individual projects site data, and administrative and professional infrastructure on over 1,000 megawatts of wind energy development in the Republic of India.

  It has issued a US $412,500 debenture to partially repay a loan. The debenture was for a term of two years and an interest rate of LIBOR +5.98%. In addition, the lender received a bonus of 119,000 common shares at a deemed price of $0.75 per share.

On June 8, 2007, the Company announced that the British Columbia Securities Commission issued a Management Cease Trade Order prohibiting certain directors, officers and insiders of the Company from trading in the securities of the Company because of the failure by the Company to file, within the prescribed period of time, its audited financial statements for the year ended January 31, 2007. This restriction will remain in place until the Company's regulatory filings are brought up to date.

On June 8, 2007 the Company entered into negotiations to settle all outstanding issues between the parties and to provide for the cessation of all legal proceedings between the parties. Although the basic financial terms have been agreed to by both parties, settlement is subject to a definitive agreement. There can be no guarantee that a settlement will be reached between the Company and Pacific Hydro or that the final terms of the settlement will be favourable to the Company.

On July 5, 2007, the Company has also decided to cancel the 6 million share private placement previously announced on May 28, 2007, except for private placements received of $99,000 for 110,000 units already subscribed for by arm's length subscribers.

On July 6, 2007 and on a weekly basis after that date, the Company announced, as required, that there had been no material changes in the information contained in the Notice of Default, that it was unable to meet its June 30, 2007 filing deadline and as a result of its inability to file its audited financial statements for the year ended January 31, 2007, it will be unable to file its unaudited financial statements for the three months ended April 30, 2007 within the time period required by regulatory authorities. The Management Cease Trade Order is to remain until the Company is up to date with its filings with the British Columbia Securities Commission.

Commitments and Contingent Liabilities

The commitments and contingent liabilities as at January 31, 2007 are as follows:

a) On April 6, 2006, a Letter of Credit was established for $1,139,000 (US$1,000,000) to secure a performance bond to Southern California Edison. The Letter of Credit is secured by US$1,000,000 (CDN$1,177,000) in cash. The purchase agreement requires the Company to complete the Windstar 120 MW Project prior to December 31, 2008.

b) On January 25 2006, the Company entered into an Alliance Agreement with Pacific Hydro Limited in conjunction with private placement subscriptions totalling $9,000,000 for 6,000,000 shares. The Alliance Agreement requires the Company to offer projects to Pacific Hydro for financing and development within certain geographic areas and requires Pacific Hydro to fund development and construction costs on projects if a definitive joint venture agreement is entered into by the parties. Pacific Hydro has commenced a legal action against the Company to require the Company not to develop wind farms within these geographic areas without their participation or sell, lease or use its Tehachapi property as security for a loan.

c) The Company entered into a memorandum of understanding with a California civic government to jointly acquire and develop wind generated electricity projects in California. At this time, no definitive agreements have been entered into.

d) The Company has a right of way with the Bureau of Land Management that expires on January 26, 2013 and the Company has the right to enter into a new 30 year right of way. The right of way requires payments of US$78,478. The Company is committed to the removal of any structure, equipment and machinery at the end of the right of way. The Company also has an obligation to remove foundations and equipment on the termination of the right-of-way.

e) The Company has entered into a right-of-way grant with the Bureau of Land Management for three years for 22,227 acres of land near Kingman, Arizona for a rental fee of US$22,227 for the period from November 1, 2006 to December 31, 2007. Future rental rates are to be based on the fair market value of the property. The right of way grant may be renewed by making an amended application and providing a plan of development. Any improvements to the property must be removed at the end of the right-of-way.
  The Company entered into a property referral agreement with Richard Simons that provides for a finder's fee of US$1,000 per MW payable on financial close.
  The Company has no employees, and remunerates all officers, directors, and all other individuals by way of consulting fees. In addition, certain of these individuals earned bonuses during the year.

  If certain of these individuals were deemed to be employees of the Company, as opposed to consultants, then the Company could be contingently liable for unremitted payroll taxes and source deductions and possible interest and penalties. The Company has not been challenged on this issue, and as such no amounts have been accrued for any unremitted payroll taxes and source deductions, interest or penalties in the consolidated financial statements.

  On November 7, 2006, Pacific Hydro has commenced legal action to require the transfer of the shares of Mesa Wind Power Corporation to Pacific Hydro. The Company has filed a Statement of Defence and Counter Claim. The Statement of Defence states that Pacific Hydro did not elect to subscribe to the US$7 million in shares to partially repay the Loan to Pacific Hydro of US$13,400,000 so that the maturity date of the loan was extended to December 31, 2006. The Counterclaim states that Pacific Hydro has obstructed the Company's efforts to refinance the loan and demands that the maturity date be extended to 180 days after the settlement of all lawsuits with Pacific Hydro, that Pacific Hydro be restrained from taking action to realize upon its security until a final determination is made by the Court and that Pacific Hydro pay damages to the Company. Management believes that the outcome of the lawsuit is indeterminable at this time.

  On November 8, 2006, Pacific Hydro commenced legal action to require the redemption of 4,333,333 common shares at a price of $1.50 per share. Pacific Hydro has claimed that it has the right to put these shares to the Company pursuant to the Exclusivity Agreement. The Company has filed a Statement of Defence and Counter Claim. The Statement of Defence states that the terms and conditions of the private placement are described in the Subscription Agreement entered into by Pacific Hydro and that the Subscription Agreement does not provide for any redemption right and acknowledges that there are no written or verbal agreements related to the private placement establishing a put option. The Counter Claim is for damages resulting from the dissemination of its notice of intention to sell the common shares and related legal action by Pacific Hydro. Management believes that Pacific Hydro's claim is without any merit.

  On December 19, 2006, Pacific Hydro commenced legal action to prevent the Company from selling, developing, leasing or using the land in Tehachapi, California without their participation. The Company is claiming that the Alliance Agreement or subsequent joint venture agreements require shareholder approval and that joint venture agreements are subject to the negotiation of a definitive agreement. The Company has filed its Statement of Defence and Counter Claim with respect to this action. Since the agreement has not been specifically approved by the shareholders, management believes that a Special General Meeting of the Shareholders is required to approve any agreement with Pacific Hydro.

  The Company is being sued by a former director of Eastern Wind for 50,000 stock options that were not authorized by the Company, and $6,000 in remuneration for services. Management believes that the action is without merit; however, the ultimate outcome is indeterminable. In addition, a former director of Eastern Wind is suing the Company and its chief executive officer for slander. The Company believes that the suit is without merit.
  During the 2006 fiscal year, the Board of Directors approved the payment of bonuses totalling $1,350,000 by the issue of common shares at $1.64 per share. At the year end, $300,000 of the bonus was paid by the issue of 182,930 common shares of the Company and a further 426,829 shares having a deemed value of $700,000 have been approved but not issued. The remaining $350,000 was payable upon the successful completion of the Grand Manan Project. Subsequent to the year end, this bonus arrangement was cancelled and the officers of Eastern Wind were terminated for cause. The officers have initiated a lawsuit for the delivery of the bonus shares and payment of income taxes that may be payable as a result of the issue of the bonus shares. Management believes that the action is without merit; however the ultimate outcome is indeterminable. The officers have also initiated a lawsuit against the Company and its chief executive officer for slander. The parties have agreed upon the terms of a settlement agreement and are preparing legal documents to implement the settlement. Management does not believe that the settlement will have a material effect on the Company.
  On July 9, 2007, Michael and Grace Wystrach filed a Statement of Claim against the Company claiming that they were not paid $351,000 for a prepaid lease or, if they were paid, that the chief executive officer unlawfully misappropriated the funds. The Company will file a Statement of Defence. Management believes that the allegations made by Michael and Grace Wystrach in the Statement of Claim do not have any merit.
  On June 8, 2007 the Company entered into negotiations to settle all outstanding issues between the parties and to provide for the cessation of all legal proceedings between the parties. Although the basic financial terms have been agreed to by both parties, settlement is subject to a definitive agreement. There can be no guarantee that a settlement will be reached between the Company and Pacific Hydro or that the final terms of the settlement will be favourable to the Company.

At the date of this Report, the Company was in good standing under all corporate laws and securities laws by which it is governed except for its failure to file Form 20-F with the Securities and Exchange Commission in the United States for the year ended January 31, 2007 and its failure to file its audited statements and MD&A for the year ended January 31, 2007 and unaudited financial statements and MD&A for the three months ended April 30, 2007. On June 8, 2007, the Company announced that the British Columbia Securities Commission has issued a Management Cease Trade Order prohibiting certain directors, officers and insiders of the Company from trading in the securities of the Company because of the failure by the Company to file, within the prescribed period of time, its audited financial statements and MD&A for the year ended January 31, 2007 and for the three months ended April 30, 2007. This restriction will remain in place until the Company's regulatory filings are brought up to date.

Other MD&A Requirements

Additional information relating to the Company is available on SEDAR at www.sedar.com.

Additional Disclosures for Venture Issuers Without Significant Revenues

Comparative Statement of Operations
	Period From
	January 5, 1998
	(Inception) to
	January 31, 2007	2007	2006	2005

Revenues
Energy sales	$1,594,440	$1,594,440	$-	$-
Expenses
Advertising and promotion	337,827	140,370	89,125	95,547
Amortization-deferred charges	2,625	-	-	-
Amortization-discount on promissory note	22,487	-	-	-
Amortization	1,479,881	1,418,075	31,398	25,095
Asset retirement obligation accretion	76,296	76,296	-	-
Bonuses	1,421,433	334,080	1,087,353	-
Communications	417,658	27,219	283,664	106,775
Consulting and directors' fees	2,610,747	798,775	448,549	289,527
Financing costs	471,449	142,014	256,935	72,500
Foreign exchange loss (gain)	574,254	536,996	38,339	(1,081)
Interest and accretion on long term debt	1,088,286	946,304	104,220	13,132
Management fees	933,649	417,723	131,725	142,200
Office and secretarial	576,559	83,278	118,319	71,442
Plant operating expenses	1,064,495	1,064,495	-	-
Professional fees	2,212,371	1,013,673	373,312	215,824
Project costs	613,289	215,606	70,099	181,572
Regulatory fees	298,778	22,560	93,029	28,844
Rent	156,747	62,616	45,216	21,215
Stock-based compensation	2,779,836	490,168	536,787	1,010,317
Telephone	127,409	39,445	27,712	29,304
Travel and automotive	1,166,901	304,496	250,958	192,065
	18,432,977	8,134,189	3,986,740	2,494,278
Loss before the following	(16,838,537)	(6,539,749)	(3,986,740)	(2,494,278)
Interest income	129,873	111,006	5,301	697
Loss on the sale and write off of assets	(558,163)	-	-	-
Write off of equipment, land leases and wind data	(852,661)	(24,286)	(726,000)	(102,375)
Gain on sale of assets and debt forgiveness	72,530	-	-	-
Loss from continuing operations before income taxes	(18,046,958)	(6,453,029)	(4,707,439)	(2,595,956)
Income tax provision (refund)	(881,563)	(893,482)	11,919	-
Loss from continuing operations after tax	(17,165,395)	(5,559,547)	(4,719,358)	(2,595,956)
Loss from discontinued operations	(6,989,995)	(6,163,061)	(394,863)	(317,103)
Loss for the year	(24,155,390)	(11,722,608)	(5,114,221)	(2,913,059)
Deficit, beginning of year	-	(12,432,782)	(7,318,561)	(4,405,502)
Deficit, end of year	$(24,155,390)	$(24,155,390)	$(12,432,782)	$(7,318,561)

Disclosure of Outstanding Share Data

Summary of Securities Issued During the Period
	Shares	Amount
Cash transactions
Exercise of warrants at $2.10 per share	16,000	$33,600
Exercise of warrants at $1.80 per share	27,000	48,600
Private placement at $1.20 per unit net of issuance costs of $14,090	137,416	150,810
Exercise of warrants at $1.03 per share	78,000	80,340
	258,416	313,350
Non cash transaction
Bonus shares at a value of $0.86 per share	146,500	125,990
	404,916	$439,340

Summary of Options Granted During the Period

During the 2007 fiscal year, the Company granted 850,000 options to directors, officers and the spouse of an officer and director to acquire shares at $1.23 per share and 25,000 to a consultant at $2.05 per share.

Summary of Marketable Securities Held at the End of the Period

Nil

Summary of Securities at the End of the Reporting Period
Authorized Capital:	unlimited common shares without par value, unlimited class A preferred securities without par value
Issued and Outstanding:	24,119,705 common shares

Number and Recorded Value for Shares Issued and Outstanding

At January 31 2007, the Company had 24,119,705 common shares outstanding having a paid up value of $0.91 per share ($21,879,587).

Description of Options, Warrants and Convertible Securities Outstanding
Type of	Number or	Exercise or	Expiry
Security	Amount	Conversion Price	Date
Stock Options	100,000	$0.86	November 4,, 2007
Stock Options	370,000	$1.20	February 20, 2007
Stock Options	100,000	$1.05	June 25, 2008
Stock Options	400,000	$1.74	October 31, 2008
Stock Options	200,000	$2.40	October 31, 2008
Stock Options	50,000	$2.55	November 10, 2008
Stock Options	200,000	$1.44	May 20, 2009
Stock Options	100,000	$1.44	May 25, 2009
Stock Options	50,000	$1.52	June 11, 2009
Stock Options	100,000	$1.43	March 16, 2009
Stock Options	250,000	$1.40	September 2, 2009
Stock Options	250,000	$1.33	September 9, 2010
Stock Options	25,000	$2.05	February 27, 2011
Stock Options	850,000	$1.23	September 25, 2011
Warrants	119,000	$1.03	March 1, 2007
Warrants	175,000	$1.03	March 9, 2007
Warrants	18,295	$1.03	March 10, 2007
Warrants	425,000	$1.03	March 31, 2007
Warrants	380,000	$2.20	June 15, 2007
Warrants	666,667	$1.60	October 24, 2007
Warrants	441,133	$1.60 (1st year)	December 5, 2007
		$2.20 (2nd year)	December 5, 2008
Warrants	1,000,000	$1.60	January 27, 2008
Warrants	4,333,333	$1.60	January 31, 2008
Warrants	117,416	$1.30	November 28, 2008
Warrants	20,000	$1.30	December 27, 2008

Total Number of Shares in Escrow or Subject to Pooling Agreement

750,000 shares are held in escrow pursuant to an escrow agreement dated April 29, 1999

121,953 shares are held in escrow pursuant to an escrow agreement dated October 26, 2005

Internal Control over Financial Reporting and Disclosure Controls and Procedures

Management is responsible for the design and maintenance of both internal control systems over financial reporting and disclosure controls and procedures. Disclosure controls and procedures are designed to provide reasonable assurance that relevant information is gathered and reported to senior management on a timely basis so that appropriate decisions can be made regarding public disclosure.

Current disclosure controls include meetings with the CEO, chief financial officer and members of the board of directors and audit committee through emails, telephone conferences and informal meetings to review public disclosure. All public disclosures are reviewed by certain members of senior management and of the board of directors and audit committee. The board of directors has delegated duties to the chief executive officer who is primarily responsible for financial and disclosure internal controls.

The design of the Company's internal control systems over financial reporting and the effectiveness of its disclosure control and procedures were reviewed during the year ended January 31, 2007 and determined not to be effective. The Audit Committee has been provided information on the deficiencies.

The Company has assessed the effectiveness of its disclosure controls and procedures and the design of the internal controls over financial reporting and during the process identified certain weaknesses in internal controls, which are as follows:

  Due to the limited number of staff, it is not feasible to achieve complete segregation of incompatible duties.
  Due to the size of the Company and the limited number of staff, the Company does not have the optimum complement of personnel with all of the technical accounting knowledge to address all complex and non-routine accounting transactions that may arise. Therefore, the Company hired an external accounting firm to assist in the completion of such transactions.

The deficiencies have resulted in the restatement of the audited financial statements and MD&A for the year ended January 31, 2006 and late filing of the audited financial statements and MD&A for the year ended January 31, 2007 and the unaudited financial statements and MD&A for the three months ended April 30, 2007. In addition, the Company is late filing its 2006 and 2007 Form 20-F with the Securities and Exchange Commission.

These weaknesses in internal controls over financial reporting result in a more than remote likelihood that a material misstatement would not be prevented or detected. Management and the board of directors work to mitigate the risk of a material misstatement in financial reporting; however, there can be no assurance that this risk can be reduced to less than a remote likelihood of a material misstatement.

Management has identified certain areas where it can improve process controls and intends on incorporating these changes into the internal control over financial reporting over the next twelve months.

The Board of Directors has indicated that they will review changes in internal controls at the 2007 Annual General Meeting and that the Audit Committee will actively monitor the progress in implementing the controls over the next twelve months.